THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

7 October 2011

Allied Gold Mining PLC

("Allied Gold" or the "Company")

Allied Gold, a UK domiciled gold company with producing assets in the Pacific Rim, is pleased to announce that on 3 October 2011, the FTSE Group ("FTSE") approved the inclusion of the Company in the FTSE 250 Index. Allied Gold is also included in the FTSE All-Share and the S&P/ASX 300 Indices.

Commenting on the inclusion into the FTSE 250 Index, Frank Terranova said:

"Allied Gold is only at the early stages of building its business into a mid tier gold production company. Being included into the prestigious FTSE 250 Index is an important part of this growth profile and we are delighted to be recognised for the progress we have made over the last few years."

For further information:

Allied Gold Mining PLC (Investor and Media)
Simon Jemison
+61 418 853 922

Buchanan (Financial PR Advisor)
Bobby Morse / James Strong
+44 (0) 207 466 5000

RBC Capital Markets (Joint Corporate Broker)
Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Oriel Securities (Joint Corporate Broker)
Jonathan Walker / Michael Shaw
+44 (0) 207 710 7600